

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 21, 2005

By Facsimile (212) 451-2222 and U.S. Mail
A.F. Petrocelli
United Capital Corp.
9 Park Place
Great Neck, New York 11021

Re: United Capital Corp.
Schedule TO-I/A
Filed on December 20, 2005
File No. 005-05625

Dear Mr. Petrocelli:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

7. Conditions to the Offer; Waiver of Conditions, page 25

 1. As we noted in prior comment 8, your conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please continue to amend your disclosure to avoid the reference to events that "indirectly" affect the Offer. As drafted, it would be difficult for a security holder to determine whether conditions utilizing the term "indirectly" have been "triggered."

13. Certain Federal Income Tax Consequences, page 28

 2. We refer you to prior comment 14. This section should disclose the material tax consequences of the transaction to security holders. In this regard, we note that you disclose that "[t]he sale of shares will be generally treated as 'not essentially equivalent to a dividend.'" Please remove qualifying words such as "generally" or revise the disclosure to clarify why you are not certain of the material federal tax consequences.

<u>Closing</u>

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky, LLP
        65 East 55th Street
        Second Floor
        New York, NY 10022